Exhibit (k)(9)

BLACKROCK PRIVATE INVESTMENTS FUND

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement (this “Agreement”), effective as of November 15, 2023, by and between BlackRock Advisors, LLC, a Delaware limited liability company (“BlackRock”), and BlackRock Private Investments Fund, a Delaware statutory trust (the “Fund”), amends and restates the Expense Limitation Agreement between BlackRock and the Fund dated February 10, 2021, as amended by the Amendment No. 1 to the Expense Limitation Agreement effective as of September 30, 2021, the Amendment No. 2 to the Expense Limitation Agreement effective as of April 19, 2022, and the Amendment No. 3 to the Expense Limitation Agreement effective as of June 13, 2023.

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company and offers one or more classes of common shares of beneficial interest (“common shares”) in its continuous public offering (each such class, a “share class”);1 WHEREAS, BlackRock serves as investment adviser to the Fund pursuant to an investment advisory agreement between the Fund and BlackRock, dated February 10, 2021, as amended and/or amended and restated from time to time;

WHEREAS, the Fund and BlackRock have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain expenses of each share class at a level below the level to which it would normally be subject; and WHEREAS, the Fund and BlackRock have determined that it is appropriate and in the best interests of the Fund and its shareholders for BlackRock to waive a portion of its management fee through the period specified herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.	EXPENSE LIMITATION.

1.1 EXPENSE LIMIT. To the extent that the Other Expenses incurred by each share class, which include all of the expenses attributable to an applicable share class (“Operating Expenses”) other than expenses disclosed in the Fund’s registration statement filed with the Securities and Exchange Commission as not being included as part of the expense limit (which currently include (i) the investment advisory fee; (ii) interest expense and other financing costs, if any; (iii) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses and dividend expenses related to short sales); (iv) taxes; (v) any other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, litigation expenses); and (vi) if applicable, the distribution fee and/or shareholder servicing fee (together, “distribution and servicing fee”) paid to the distributor of the Fund’s common shares – collectively, the “Excluded Expenses”) for the period beginning and

1 On April 2, 2019, the U.S. Securities and Exchange Commission (the “SEC”) granted an affiliated fund exemptive relief to issue multiple classes of shares with sales loads and/or asset-based distribution and/or service fees and contingent deferred sales loads (the “Exemptive Relief”). The Fund may rely on the Exemptive Relief to offer multiple classes of its common shares, par value $0.001 per share in accordance with Rule 18f-3 under the 1940 Act.

ending on the Fund’s fiscal year end which is March 31 (each, an “Applicable Year”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of BlackRock. In the event that any Applicable Year is for a period less than 365 days (for example, the Fund’s initial year of operations or because this Agreement is terminated in the middle of a fiscal year), the Operating Expenses of each share class shall be annualized for purposes of calculating the Excess Amount. The list of Excluded Expenses in this Agreement shall be automatically amended on the effective date of the Fund’s Registration Statement or any amendment thereto if the list of Excluded Expenses set forth in the prospectus included in the Registration Statement differs from the list in this Agreement and such new list of Excluded Expenses was approved by a majority of the Non-Interested Trustees (defined below).

1.2 OPERATING EXPENSE LIMIT. The Fund’s “Operating Expense Limit” in any Applicable Year shall be 50 basis points of (i) from the effective date of this Agreement until January 30, 2024, the average quarterly value of the net assets of each share class, and (ii) beginning on January 31, 2024, the average monthly value of the net assets of each share class, or such other rate as may be agreed to in writing by the parties.

1.3 METHOD OF COMPUTATION. To determine BlackRock’s liability with respect to the Excess Amount, each day the Operating Expenses for each share class shall be annualized for the Applicable Year. If such annualized Operating Expenses of a share class exceed the Operating Expense Limit of such share class, BlackRock shall (i) waive or reduce its fees from the Fund with respect to such share class for such day and/or (ii) remit to the Fund with respect to such share class or share classes an amount that is sufficient to pay such Excess Amount, and such waiver, reduction or remittance shall occur in the month following the month in which the liability was incurred. Notwithstanding the foregoing, such waivers, reductions or remittances by BlackRock shall only occur with respect to investment advisory fees and other Fund-level Operating Expenses if the amount to be so waived, reduced or remitted is allocated on the basis of net asset value to all shares of the Fund in a manner consistent with the requirements of Rule 18f-3 under the 1940 Act for the allocation of fund-wide expenses.

1.4 YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each Applicable Year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced and other payments remitted by BlackRock with respect to each share class for the previous Applicable Year shall equal the Excess Amount.

1.5 FEE REDUCTION AGREEMENT. With respect to the Fund, BlackRock agrees, for the period beginning on November 15, 2023 until December 31, 2024 (“Fee Reduction Period”), to waive the management fee payable to BlackRock pursuant to the investment advisory agreement between the Fund and BlackRock, dated February 10, 2021 (as amended and/or amended and restated from time to time), by the amount necessary in order to reduce the net management fee payable to BlackRock to an annual rate equal to 1.00% of the Fund’s net assets determined (i) from November 15, 2023 until January 30, 2024, quarterly and (ii) beginning on January 31, 2024, monthly (the “Fee Reduction”). Subsections 1.3 and 1.4 and Section 2 of the Agreement shall not apply to this Section 1.5.

2.	RECOUPMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS BY BLACKROCK.

2.1 RECOUPMENT. In any Applicable Year during the first seven years of the Fund’s operations in which the total assets of the Fund are greater than $50 million and in which BlackRock or an affiliate serves as investment adviser or administrator to the Fund, if the estimated aggregate Operating Expenses of a share class for the Applicable Year are less than the Operating Expense Limit of that share class for that Applicable Year, BlackRock shall be entitled to recoupment from such share class, in whole or in part as provided below, of the fees waived or reduced and other payments remitted by BlackRock to such share class pursuant to Section 1 hereof. The total amount of recoupment to which BlackRock may be entitled (the “Recoupment Amount”) shall equal, at any time, the sum of all fees previously waived or reduced by BlackRock, the expenses reimbursed by BlackRock and all other payments remitted by BlackRock to the share class, pursuant to Section 1 hereof, during any of the previous two (2) Applicable Years, less any recoupment previously paid by such share class to BlackRock with respect to such waivers, reductions, reimbursements and payments during such period. The Recoupment Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Recoupment Amount. The Board of Trustees of the Fund (the “Board,” and each of the trustees on the Board, a “Trustee”) shall be notified quarterly of any recoupments paid to BlackRock in the previous quarter.

2.2 METHOD OF COMPUTATION. To determine each share class’ recoupment payments, if any, to BlackRock for the Recoupment Amount, each month the Operating Expenses for each share class shall be annualized for the Applicable Year as of the last day of the month. If such annualized Operating Expenses of a share class for any month are less than the Operating Expense Limit of such share class, such share class shall pay to BlackRock an amount sufficient to increase the annualized Operating Expenses of that share class to an amount not to exceed the lesser of (i) the Operating Expense Limit of the share class in effect at the time that the share class received the applicable waiver and/or reimbursement and (ii) the Operating Expense Limit of the share class in effect at the time of recoupment after giving effect to the repayment, provided that such amount paid to BlackRock will in no event exceed the total Recoupment Amount.

2.3 YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each Applicable Year, an adjustment payment shall be made by the appropriate party in order that the actual Operating Expenses of the share class for the prior Applicable Year (including any Recoupment Amounts payable hereunder with respect to such Applicable Year) do not exceed the Operating Expense Limit for that Applicable Year.

2.4 SURVIVAL. This Section 2, including, for the avoidance of doubt, the Fund’s reimbursement obligations, shall survive the termination of this Agreement.

3.	TERM AND TERMINATION OF AGREEMENT.

Except with respect to the Fee Reduction, which shall be effective only during the Fee Reduction Period and shall terminate upon expiration of the Fee Reduction Period in accordance with Section 1.5 of the Agreement, this Agreement shall be effective as of the date first written above and shall continue in effect until June 30, 2025. Thereafter, this Agreement shall be continue in effect for successive twelve-month periods provided such continuance is consented to by BlackRock and specifically approved by a majority of the Trustees of the Fund who (i) are not “interested persons” of the Fund or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated prior to expiration by the Fund, without payment of any penalty, upon 90 days’ prior written notice to BlackRock at its principal place of business (or at an earlier date as may be agreed to by both parties); provided that such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Fund or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act).

4.	MISCELLANEOUS.

4.1 CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2 INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Declaration of Trust or Amended and Restated Bylaws, as each may be further amended or restated, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

4.3 DEFINITIONS. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the 1940 Act, shall have the same meaning as and be resolved by reference to the 1940 Act.

4.4 AMENDMENT TO THIS AGREEMENT. This Agreement may be amended only by a written agreement signed by each of the parties to which the amendment relates.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

BLACKROCK PRIVATE INVESTMENTS FUND

By:
Name: John Perlowski
Title: President and CEO

BLACKROCK ADVISORS, LLC

By:
Name: Trent Walker
Title: Managing Director

Signature Page to BlackRock Private Investments Fund Amended and Restated Expense Limitation Agreement